SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 000-52710

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF

BNY SECURITIES GROUP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm for 2007

23.2	Consent of Independent Registered Public Accounting Firm for 2006

99	Report of Independent Registered Public Accounting Firm, financial statements, notes to financial statements, and supplemental schedule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

BY:	/s/ John A. Park
John A. Park Corporate Controller

/s/ Russell P. Wellinger
Russell P. Wellinger Managing Director

Dated: June 30, 2008